UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Financial Statements
Sendas Distribuidora S.A.

Financial Statements for the year ended
December 31, 2023

ASSAÍ
ATACADISTA
MOTOS

IBOVESPAB3 IAGR0-FFSB3 IBRAB3 IBRX100B3 IGCB3 IGC-NMB3 IGCTB3 ITAGB3 MLCXB3 ISEB3 ICO2B3 IGPTWB3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Standard Financial Statement – December 31,2023 – SENDAS DISTRIBUIDORA S.A.

Index

Independent Auditor's Report on Financial Statements	2

Financial Statements

Balance Sheet	8
Statements of Operations	10
Statements of Comprehensive Income	11
Statements of Changes in Shareholders’ Equity	12
Statements of Cash Flows	13
Notes to the financial statements	14
Opinion of Auditing Board or an Equivalent Body	50
Summary Report of Audit Committee (statutory, prescribed in a specific provision of CVM)	51
Management Statement on the Financial Statements and Independent Auditor's Report	52

Sendas Distribuidora S.A. Financial Statements for the Year Ended December 31, 2023 and Independent Auditor’s Report Deloitte Touche Tohmatsu Auditores Independentes Ltda.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Sendas Distribuidora S.A.

Opinion

We have audited the accompanying financial statements of Sendas Distribuidora S.A. (“Company”), which comprise the balance sheet as at December 31, 2023, and the related statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendas Distribuidora S.A. as at December 31, 2023, and the results of its operations and of its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing.
Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report. We are independent of the Company in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters - KAM are those matters that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Recoverability of ICMS tax credits

Why it is a KAM

As described in note 9.1 to the financial statements, as at December 31, 2023, the Company had recoverable ICMS tax credits amounting to R$1,085 million, whose recoverability depends on the generation of sufficient amounts of ICMS tax payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of ICMS tax payable, which are based on estimates and assumptions of future business performance and market conditions, as well as expectations as to applicable tax regulations and adoption of special tax regime obtained by the Company and used in the ICMS computation for certain States.

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© 2024. For information, contact Deloitte Global.

Auditing the recoverability of ICMS tax credits was considered especially challenging due to:
(i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect State tax legislation and in Management’s assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future ICMS tax payable that could be affected by future market or economic conditions and events and by matters related to the special tax regime and potential changes in State tax legislation.

How the matter was addressed in our audit

Our audit procedures included, among others:

•	We obtained an understanding of relevant internal controls over Management’s assessment of the recoverability of ICMS tax credits, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.
•	We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.
•	With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.
•	We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data and testing the accuracy and completeness of calculations.
•	We evaluated the related disclosures in the financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that the recoverability of these tax credits and related disclosures in the notes to the financial statements are acceptable in the context of the financial statements taken as a whole.

Provisions and Tax contingencies

Why it is a KAM

As described in notes 17.1 and 17.4 to the financial statements, the Company is party to a significant number of administrative and legal proceedings arising from various tax claims and assessments. Based on the opinions and with the support of its internal and external legal counsel, Management assesses the likelihood of loss related to these tax claims and assessments, and records provisions when the likelihood of loss is assessed as probable and the amounts can be estimated. As of December 31, 2023, Management has recorded provisions in the amount of R$62 million. Additional claims and assessments of
R$2,173 million were outstanding as of December 31, 2023, for which no provision was recorded. Out of this amount, R$1,494 million is subject of reimbursement from its former controlling shareholders, under the separation agreement signed by the parties. Management uses significant judgment in evaluating the merits of each claim and assessment and in evaluating the likelihood and potential amounts of loss, considering the complexity of the Brazilian tax environment and legislation, including existence and interpretation of applicable jurisprudence and case law. Management evaluation also involves assistance from internal and external legal counsels of the Company.

Auditing Management’s assessment of the likelihood of loss on tax claims was considered especially challenging due to: (i) the complexity involved in the evaluation and interpretation of applicable tax legislation, case law, and applicable jurisprudence, which requires a high degree of judgment applied by Management and the assistance of the Company’s internal and external counsels; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcome and timing of court decisions; and (iii) the additional audit efforts, which include the involvement of our tax specialists.

2

How the matter was addressed in our audit

Our audit procedures included, among others:

•	We obtained an understanding of relevant internal controls over the identification and evaluation of tax claims and assessments, including the assumptions and technical merits of tax positions used in the evaluation of the likelihood of loss, as well as the processes to measure, record and disclose the amounts related to tax contingencies.
•	We read and obtained an understanding on indemnification agreements entered by the Company and former controlling entity.
•	We tested the completeness of the tax contingencies subject to evaluation by the Company.
•	With the assistance of our tax specialists, we evaluated Management’s assessment of the likelihood and estimate of loss for a sample of material tax contingencies, which included:
-	Obtaining an understanding and evaluating Management’s judgments, the technical merits and documentation supporting Management’s assessment, including reading and evaluating tax opinions or other third-party tax advice obtained from the Company’s external tax and legal counsel.
-	Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.
-	Challenging Management’s assessment using our knowledge of, and experience with, the application of tax laws and developments in the applicable regulatory and tax environments.
-	Testing the assumptions, underlying data and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed tax contingencies.
•	We also evaluated the related disclosures in the financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that Management’s assessment of the likelihood of loss on tax claims and related disclosures in the notes to the financial statements is acceptable in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The statement of value added (DVA) for the year ended December 31, 2023, prepared under the responsibility of the Company’s Management and presented as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these statements are reconciled with the other financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the financial statements taken as a whole.

Other information accompanying the financial statements and the independent auditor’s report.

Management is responsible for the other information. Such other information comprises the Management Report.

3

Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting practices adopted in Brazil and the IFRSs, issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

4

•	Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to those charged with governance a statement that we have complied with the relevant ethical requirements, including independence requirements, and communicate all relationships or matters that could considerably affect our independence, including, when applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 21, 2024

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes Ltda.	Engagement Partner

5

SENDAS DISTRIBUIDORA S.A.
BALANCE SHEET
AS OF DECEMBER 31, 2023
(In millions of Brazilian Reais)

			31, 2022	December 31, 2021
ASSETS	Note		12/31/2023	12/31/2022
Current assets
Cash and cash equivalents	6		5,459	5,842
Trade receivables	7		1,199	570
Inventories	8		6,664	6,467
Recoverable taxes	9		1,100	1,055
Derivative financial instruments	16.9		48	27
Other accounts receivable	.	.	146	123
.	.	.	14,616	14,084
.	.	.
Assets held for sale	27	.	-	95
.	.	.
Total current assets		.	14,616	14,179
		.
Non-current assets		.
Recoverable taxes	9	.	573	927
Deferred income tax and social contribution	19.2		171	6
Derivative financial instruments	16.9		226	155
Related parties	10.1		23	252
Restricted deposits for legal proceedings	17.6		44	56
Other accounts receivable			118	9
.	.	.	1,155	1,405
.	.	.
Investments	11		864	833
Property, plant and equipment	12.2		13,148	11,582
Intangible assets	13.1		5,172	5,000
Right-of-use assets	14.1		8,222	7,619
			27,406	25,034

Total non-current assets			28,561	26,439

TOTAL ASSETS			43,177	40,618

The accompanying notes are an integral part of these financial statements.

SENDAS DISTRIBUIDORA S.A.
BALANCE SHEET
AS OF DECEMBER 31, 2023
(In millions of Brazilian Reais)

LIABILITIES	Note	12/31/2023	12/31/2022
Current liabilities
Trade payables, net	15	9,759	8,538
Trade payables - Agreements	15.2	1,459	2,039
Trade payables - Agreements - Acquisition of hypermarkets	15.3	892	2,422
Borrowings	16.9	36	829
Debentures and promissory notes	16.9	2,079	431
Payroll and related taxes		624	584
Lease liabilities	14.2	532	435
Related parties	10.1	-	201
Taxes payable		298	265
Deferred revenues	18	418	328
Dividends and interest on own capital	20.2	-	111
Other accounts payable		328	233
Total current liabilities		16,425	16,416

Non-current liabilities
Trade payables, net	15	38	-
Trade payables - Agreements - Acquisition of hypermarkets	15.3	-	780
Borrowings	16.9	1,947	737
Debentures and promissory notes	16.9	11,122	10,594
Provision for legal proceedings	17	263	165
Related parties	10.1	-	60
Lease liabilities	14.2	8,652	7,925
Deferred revenues	18	37	31
Other accounts payable		63	14
Total non-current liabilities	.	22,122	20,306
	.
SHAREHOLDERS´ EQUITY	.
Share capital	20.1	1,272	1,263
Capital reserves		56	36
Earnings reserves		3,309	2,599
Other comprehensive income		(7)	(2)
Total shareholders' equity		4,630	3,896

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		43,177	40,618

The accompanying notes are an integral part of these financial statements.

SENDAS DISTRIBUIDORA S.A.s
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(In millions of Brazilian Reais, unless otherwise stated)

	Note	12/31/2023	12/31/2022

Net operating revenue	21	66,503	54,520
Cost of sales	22	(55,682)	(45,557)
Gross profit		10,821	8,963
Operating expenses, net
Selling expenses	22	(5,411)	(4,379)
General and administrative expenses	22	(831)	(787)
Depreciation and amortization		(1,394)	(919)
Share of profit of associates	11	51	44
Other operating revenues (expenses), net	23	49	(72)
		(7,536)	(6,113)
Operating profit before financial result		3,285	2,850

Financial revenues	24	281	394
Financial expenses	24	(3,012)	(1,909)
Net financial result		(2,731)	(1,515)

Income before income tax and social contribution		554	1,335

Income tax and social contribution	19.1	156	(115)

Net income for the year		710	1,220

Basic earnings per millions shares in Brazilian reais
(weighted average for the year - R$)
Common shares	25	0.525574	0.905322

Diluted earnings per millions shares in Brazilian reais
(weighted average for the year - R$)
Common shares	25	0.524174	0.901589

The accompanying notes are an integral part of these financial statements.

SENDAS DISTRIBUIDORA S.A.
STATEMENTS OF COMPREHENSIVE INCOME
For the year ended december 31, 2023
(In millions of Brazilian Reais)

	12/31/2023	12/31/2022

Net income for the year	710	1,220

Items that may be subsequently reclassified into the statement of operations
Fair value of receivables	(7)	(2)
Income tax effect	2	1
Total comprehensive income for the year	705	1,219

The accompanying notes are an integral part of these financial statements.

SENDAS DISTRIBUIDORA S.A.
Statements of changes in shareholder's equity
For the year ended december 31, 2023
(In millions of Brazilian Reais)

				Earnings reserves
	Note	Share capital	Capital reserves	Legal reserve	Expansion reserve	Tax incentive reserve	Profit Reserve	Retained earnings	Other comprehensive income	Total
As of January 1, 2022		788	18	157	-	709	1,095	-	(1)	2,766

Other comprehensive income
Net income for the year		-	-	-	-	-	-	1,220	-	1,220
Fair value of receivables		-	-	-	-	-	-	-	(2)	(2)
Income tax effect		-	-	-	-	-	-	-	1	1
Comprehensive income for the year		-	-	-	-	-	-	1,220	(1)	1,219

Capital contribution		11	-	-	-	-	-	-	-	11
Capital contribution - capitalization of reserves		464	-	-	-	-	(464)	-	-	-
Stock options granted		-	18	-	-	-	-	-	-	18
Interest on own capital		-	-	-	-	-	-	(50)	-	(50)
Dividends		-	-	-	-	-	-	(68)	-	(68)
Tax incentive reserve		-	-	-	-	753	-	(753)	-	-
Expansion reserve		-	-	-	632	-	(632)	-	-	-
Legal reserve		-	-	23	-	-	-	(23)	-	-
Profit reserve		-	-	-	-	-	326	(326)	-	-
As of December 31, 2022		1,263	36	180	632	1,462	325	-	(2)	3,896

Other comprehensive income
Net income for the year		-	-	-	-	-	-	710	-	710
Fair value of receivables		-	-	-	-	-	-	-	(7)	(7)
Income tax effect		-	-	-	-	-	-	-	2	2
Comprehensive income for the year		-	-	-	-	-	-	710	(5)	705

Capital contribution	20.1	9	-	-	-	-	-	-	-	9
Stock options granted		-	20	-	-	-	-	-	-	20
Tax incentive reserve	20.5	-	-	-	-	710	-	(710)	-	-
Expansion reserve	20.4	-	-	-	325	-	(325)	-	-	-
As of December 31, 2023		1,272	56	180	957	2,172	-	-	(7)	4,630

The accompanying notes are an integral part of these financial statements.

SENDAS DISTRIBUIDORA S.A.
Statements of cash flows
For the year ended december 31, 2023
(In millions of Brazilian Reais)

	12/31/2023	12/31/2022
Cash flow from operating activities
Net income for the year	710	1,220
Adjustments to reconcile net income for the year
Deferred income tax and social contribution	(162)	40
(Gain) loss of disposal of property, plant and equipment and leasing	(55)	34
Depreciation and amortization	1,476	990
Financial charges	2,853	1,827
Share of profit of associate	(51)	(44)
Provision (reversal) for legal proceedings	151	(7)
Provision for stock option	20	18
Allowance for inventory losses and damages	538	418
Expected credit loss for doubtful accounts	4	7
	5,484	4,503
Variations in operating assets and liabilities
Trade receivables	(640)	(313)
Inventories	(735)	(2,505)
Recoverable taxes	352	(336)
Restricted deposits for legal proceedings	12	63
Other assets	(14)	9
Trade payables	1,498	3,175
Payroll and related taxes	40	159
Related parties	(5)	196
Payment for legal proceedings	(71)	(49)
Taxes and social contributions payable	40	101
Deferred revenue	96	68
Dividends received	20	16
Other liabilities	(114)	57
	479	641

Net cash generated by operating activities	5,963	5,144

Cash flow from investment activities
Purchase of property, plant and equipment	(3,116)	(3,524)
Purchase of intangible assets	(169)	(636)
Purchase of assets held for sale	-	(250)
Proceeds from property, plant and equipment	19	-
Proceeds from assets held for sale	211	620
Net cash used in investment activities	(3,055)	(3,790)

Cash flow from financing activities
Capital contribution	9	11
Proceeds from borrowings	3,392	4,001
Borrowing costs	(142)	(42)
Payment of borrowings	(1,499)	(183)
Payment of interest on borrowings	(1,085)	(783)
Dividends and interest on own capital paid	(118)	(168)
Payment of lease liabilities	(262)	(126)
Payment of interest on lease liabilities	(977)	(772)
Payment of acquisition of hypermarkets	(2,609)	-
Net cash (used in) generated by financing activities	(3,291)	1,938

Net (decrease) increase in cash and cash equivalents	(383)	3,292

Cash and cash equivalents at the beginning of the year	5,842	2,550
Cash and cash equivalents at the end of the year	5,459	5,842

The accompanying notes are an integral part of these financial statements.

1	CORPORATE INFORMATION

Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under ticker symbol "ASAI". The Company is primarily engaged in the retail and wholesale of food products, bazaar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of December 31, 2023, the Company operated 288 stores (263 stores as of December 31, 2022) and 11 distribution centers (12 distribution centers as of December 31, 2022) in the five regions of the country, with operations in 24 states and in the Federal District.

1.1	Key matters

Disposal of ownership interest of the Casino Group, see note 10.1.

Acquisition of hypermarkets by Assaí, see notes 13.1, 15.3 and 27.

1.2	Going concern analysis

Management has assessed the Company’s ability to continue operating in a foreseeable future and concluded that Company has ability to maintain its operations and systems working regularly. Therefore, Management is not aware of any material uncertainty that could indicate significant doubts about its ability to continue operating and the financial statements have been prepared based on the assumption of business continuity.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and accounting practices adopted in Brazil law 6,404/76 and technical pronouncements and interpretations issued by the Brazilian Accounting Pronouncements Committee ("CPC") and approved by the Brazilian Securities and Exchange Commission ("CVM").

The financial statements have been prepared based on the historical cost basis, except for: (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. In accordance with OCPC 07 - Presentation and Disclosures in General Purpose - Financial Statements, all significant information related to the financial statements, and only them, is being disclosed and is consistent with the information used by Management in managing of the Company's activities.

The financial statements are presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

The financial statements for the year ended December 31, 2023 were approved by the Board of Directors on February 21, 2024.

3	MATERIAL ACCOUNTING POLICIES INFORMATION

The material accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented.

3.1	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial revenues or expense.

3.2	Classification of assets and liabilities as current and non-current

Assets (with the exception of deferred income tax and social contribution) that are expected to be realized or that are intended to be sold or consumed within twelve months, as of the balance sheet dates, are classified as current assets. Liabilities (with the exception of deferred income tax and social contribution) expected to be settled within twelve months from the balance sheet dates are classified as current. All other assets and liabilities (including deferred tax taxes) are classified as "non-current".

Long-term assets and liabilities are not adjusted to present value at initial recognition as their effects are immaterial.

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in accounting pronouncement CPC 32/IAS 12 - Income Taxes.

3.3	Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and have obligations for the liabilities related to the business. These parties are called joint venturers. Joint control is the contractually agreed sharing of business control, which exists only when decisions about the relevant activities require the unanimous consent of the parties who share control.

Jointly-controlled subsidiary is accounted in the equity method, see note 11.

3.4	Investment grants

Investment grants are recognized when there is reasonable assurance that the entity will comply with all conditions established and related to the grant and that the grant will be received. When the benefit relates to an expense item, it is recognized as revenue over the period of the benefit systematically in relation to the respective expenses for whose benefit it is intended to offset. When the benefit relates to an asset, it is recognized as deferred revenue in liabilities and on a systematic and rational basis over the useful life of the asset.

3.5	Dividends

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders, see note 20.2.

3.6	Statement of cash flows interest payments

The interest payments on borrowings and lease settled by the Company are being disclosed in the financing activities in conjunction with payments of related borrowings and lease, in accordance with CPC 03 (R2)/IAS7 – Statement of Cash Flows.

3.7	Statement of value added

The statement of value added intends to evidence the wealth created by the Company and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added. The first part presents the wealth created by the Company, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial revenues and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

4	ADOPTION OF NEW PROCEDURES, AMENDMENTS TO AND INTERPRETATIONS OF EXISTING STANDARDS ISSUED BY THE IASB AND CPC AND PUBLISHED STANDARDS EFFECTIVE FROM 2023

4.1	Amendments to IFRSs and new interpretations of mandatory application starting at the current year

In 2023, the Company evaluated the amendments and new interpretations to the CPCs and IFRSs issued by the CPC and IASB, respectively, which are effective for accounting periods beginning on or after January 1, 2023. The main changes applicable to the Company are:

	Pronouncement	Description
	Amendments to IAS 1 Presentation of Financial Statements and IFRS Statement of Practice 2 - Making Materiality Judgments	It changes the requirements in IAS 1 with regard to disclosure of accounting policies. Only the policies that, together with other information in the financial statements, can reasonably influence decisions. Policies related to immaterial transactions do not need to be disclosed, but policies may be significant due to their nature even if the amounts are immaterial. However, not all significant policy information is in itself material.
Amendments to IAS 12/CPC 32 - Deferred Tax Related to Assets and Liabilities Resulting from a Single Transaction	The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption to transactions that give rise to equal taxable and deductible temporary differences.
Depending on the applicable tax law, equal taxable and deductible differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.
	Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Rectification of Errors — Definition of Accounting Estimates	The amendments to IAS 8 refer to situations that requiring changes in accounting policies and reinforce that they should only occur if required by standard or implementation of IASB or if they result in financial statements that are more reliable and material.

The adoption of these standards did not result in a material impact on the Company's financial statements.

4.2	New and revised standards and interpretations issued but not yet adopted

The Company evaluated all new and revised CPCs and IFRSs, already issued and not yet effective, however did not adopt them in advance, of which the most significant are:

	Pronouncement	Description	Applicable to annual periods beginning on or after
	Amendments to IFRS 10/CPC 36 (R3) and IAS 28/CPC 18 (R2) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	The amendments to IFRS 10 (CPC 36 (R3)) and IAS 28 (CPC 18 (R2)) deal with situations that involve the sale or contribution of assets between an investor and its associate or joint venture. Specifically the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture that is accounted for using the equity method, are recognized in the parent company's statement of operations only in proportion to the interests of the unrelated investor in this affiliate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in a former controlled company (that has become an associate or joint venture that is accounted for using the equity method) to fair value are recognized in the statement of operations of the former controlling company in proportion to the investor's shares not related to the new associate or joint venture.	1/1/2024

Amendments to IAS 1/CPC 26 (R1): - Classification of liabilities as current and non-current	The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.
		The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.	1/1/2024

	Amendments to IAS 1 – Presentation of Financial Statements – Non-Current Liabilities with Covenants	IAS 1 requires debt to be classified as non-current only if the company can defer the settlement of the debt in the 12 months after the reporting date. The purpose of this initiative is regarding to improve the information disclosed by companies regarding long-term debt with covenants, and allow investors to understand the risk that a certain debt would become payable in advance.	1/1/2024

	Amendments to IFRS 7/IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures - Supplier Financing Agreements	The amendments include a disclosure objective in IAS 7 stating that an entity must disclose information on its supplier financing arrangements that allows users of financial statements to assess the effects of these arrangements on the entity's liabilities and cash flows. Additionally, IFRS 7 was amended to include supplier financing agreements within the requirements to disclosure of information on the entity's exposure to liquidity risk concetration.	1/1/2024

	Amendments to IFRS 16 - Lease liabilities in a “Sale and Leaseback” transaction	Under the amendments, the seller-lessee must not recognize a gain or loss related to the right of use retained by the seller-lessee.	1/1/2024

The amendments are not expected to have a significant impact on the Company's financial statements.

5	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

	The preparation of the financial statements requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

	In the process of applying the Company's accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the financial statements, as disclosed in the following explanatory notes:

	Accounting Policy				Note
	Impairment				7.3,12.1, 13.2 and 13.3
	Inventories: allowance for inventory losses				8.2
	Recoverable taxes: expected realization of tax credits				9
	Leasing operations: determination of the lease term, and incremental interest rate				14.2
	Measurement of the fair value of derivatives and other financial instruments				16.8
	Provision for legal proceedings: Record of provision for claims with likelihood assessed as probable loss estimated with a certain degree of reasonability				17
	Income tax: provisions based on reasonable estimates, including uncertain tax treatments				17.4.1 and 19
	Share-based payments: estimate of fair value of operations based on a valuation model				20.6

6	CASH AND CASH EQUIVALENTS

	Cash and equivalents comprise the bank accounts and short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days as of the date of investment, without losing income.

		12/31/2023	12/31/2022
	Cash and bank accounts	352	213
	Cash and bank accounts - Abroad (i)	22	24
	Financial investments (ii)	5,085	5,605
		5,459	5,842

	(i) As of December 31, 2023, the Company had funds held abroad, of which R$22 in US dollars (R$24 in US dollars as of December 31, 2022).

	(ii) As of December 31, 2023, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 95.92% of the CDI - Interbank Deposit Certificate (92.80% of the CDI as of December 31, 2022).

	The Company's exposure to interest rate indexes and the sensitivity analysis for these financial assets are disclosed in note 16.7.

7	TRADE RECEIVABLES

	Trade receivables are initially recorded at the transaction amount, which corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

			Note	12/31/2023	12/31/2022
	From sales with:
	Credit card		7.1	589	241
	Credit card - related parties		10.1	211	49
	Ticket and slips		7.1 and 7.2	333	249
	Related parties		10.1	-	24
	Suppliers and others			81	18
				1,214	581
	Expected credit loss for doubtful accounts		7.3	(15)	(11)
				1,199	570

	The breakdown of trade receivables by their gross amount by maturity period is presented below:

				Overdue
		Total	Due	Less than 30 days	Over 30 days
	December 31, 2023	1,214	1,202	5	7
	December 31, 2022	581	576	4	1

7.1	Assignment of receivables

	The Company assigned part of its receivables referring to credit cards and tickets with operators, without any right of recourse, aiming to anticipate its cash flow. As of December 31, 2023, the volume of these operations is R$2,757 (R$2,785 as of December 31, 2022). The amount was derecognized from the balance of trade receivables, since all risks related to the receivables were substantially transferred. The cost to advance these credit card receivables is classified as “Cost and discount of receivables” in note 24.

7.2	Tickets and slips

	Refers to amounts derived from transactions through receipts: (i) tickets and meal vouchers R$185 (R$134 as of December 31, 2022); and (ii) payment slips R$148 (R$115 as of December 31, 2022).

7.3	Expected credit loss for doubtful accounts

Losses are recorded based on quantitative and qualitative analysis, the track record of effective losses in the last 24 months, the credit assessment, and considering information on assumptions and projections relating to macroeconomic events, such as unemployment index and consumer confidence index, as well as the volume of credits overdue in the trade receivable portfolio. The Company opted for measuring provisions for trade receivable losses by an amount equal to the expected credit loss for the entire life, by adopting a matrix of losses for each level of maturity.

The balance is measured at amortized cost is stated as a reducer of its accounting balance.

12/31/2023	12/31/2022
At the beginning of the year	(11)	(6)
Additions	(50)	(36)
Reversals	46	31
At the end of the year	(15)	(11)

8	INVENTORIES

Inventories are accounted for at acquisition cost and valued at cost or net realizable value, whichever is the lowest. Inventories acquired are recorded by average cost, including the storage and handling costs, to the extent these costs are necessary to bring inventories to their sale condition at stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale, such as (i) taxes levied on sales; (ii) personnel expenses directly linked to sales; (iii) cost of sales; and (iv) other costs required to make goods available for sale.

Note	12/31/2023	12/31/2022
Stores	6,033	5,914
Distribution centers	1,237	1,139
Commercial agreements	8.1	(525)	(518)
Inventory losses	8.2	(81)	(68)
6,664	6,467

8.1	Commercial agreements

As of December 31, 2023, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$525 (R$518 as of December 31, 2022).

8.2	Inventory losses

Inventories are reduced to their recoverable value through estimates for losses, breakage, slow goods turnover and estimated losses for goods that will be sold with a negative gross margin, which is periodically analyzed and assessed as to their adequacy.

12/31/2023	12/31/2022
At the beginning of the year	(68)	(37)
Additions	(567)	(435)
Reversals	29	17
Write-offs	525	387
At the end of the year	(81)	(68)

9	RECOVERABLE TAXES

The Company records tax credit incurred in the operation and when obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization of the tax credit ICMS (Imposto Sobre Circulação de Mercadorias e Serviços) (State VAT) is recognized in cost of sale in the statement of operations. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) is recognized as a credit in the same account on which the credits are calculated.

These taxes are realized based on growth projections, operating aspects, and projections of generation of debits for the use of these credits by the Company.

Note	12/31/2023	12/31/2022
ICMS	9.1	1,085	1,210
PIS and COFINS	9.2	287	587
Social Security Contribution - INSS	169	90
Whithholding taxes to be recovered	105	74
Others	27	21
1,673	1,982

Current	1,100	1,055
Non-current	573	927

9.1	State VAT tax credits - ICMS

	The Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

	With respect to credits that cannot yet be immediately offset, the Company's management, according to a technical recovery study, based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the financial statements as of December 31, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below:

	Year	Amount
	Within 1 year	553
	From 1 to 2 years	111
	From 2 to 3 years	115
	From 3 to 4 years	90
	From 4 to 5 years	59
	More than 5 years	157
		1,085

9.2	PIS and COFINS credit

	On March 15, 2017, the Federal Supreme Court ("STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis.

	• Expected realization of PIS and COFINS credits

	In relation to the recoverable PIS and COFINS credits, the Company's management, based on a technical recovery study considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the financial statements as of December 31, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, in the amount of R$287, and expected realization is within one year.

10	RELATED PARTIES

10.1	Balances and related party transactions

		Assets				Liabilities				Transactions
		Trade receivables		Other assets		Suppliers		Other liabilities		Revenue (expenses)
		12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
	Associates (i)
	Casino Guichard Perrachon	-	-	-	-	-	-	-	21	(20)	(60)
	Euris	-	-	-	-	-	-	-	1	(1)	(3)
	Grupo Pão de Açúcar ("GPA")	-	24	-	234	-	8	-	237	20	(310)
	Greenyellow	-	-	-	-	-	-	-	-	-	(33)
	Wilkes Participações S.A.	-	-	-	-	-	-	-	2	(6)	(8)
		-	24	-	234	-	8	-	261	(7)	(414)
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (ii)	211	49	23	18	28	25	-	-	27	25
		211	49	23	18	28	25	-	-	27	25
		211	73	23	252	28	33	-	261	20	(389)

	Current	211	73	-	-	28	33	-	201
	Non-current	-	-	23	252	-	-	-	60

	(i) On November 29, 2022, the shareholder Helicco Participações Ltda ("Helicco"), a subsidiary of Casino Guichard Perrachon ("Casino"), sold all its ownership interest in the Company comprising 140,800,000 shares. On March 21, 2023, the shareholder Wilkes Participações S.A. ("Wilkes"), a subsidiary of Casino, sold 254,000,000 shares held by it and Casino now holds 157,582,865 common shares, representing 11.7% of the Company's share capital.

	On June 23, 2023, as per the Notice to the Market published on the same date, Casino, through its subsidiaries Wilkes, Geant International BV ("GIBV") and Segisor S.A.S ("Segisor"), sold 157,582,850 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation carried out on the same date. As a result, the Casino Group now holds an ownership interest of less than 0.01% of Sendas' share capital, no longer being considered a related party of the Company. The balances with these companies and their subsidiaries are presented under the line items Other accounts receivable and Other accounts payable in the balance sheet in the financial statements for the year ended December 31, 2023.

	(ii) FIC: execution of business agreements to regulate the rules that promote and sell financial services offered by FIC at the Company's stores to implement the financial partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”) in the partnership agreement, namely: (a) banking correspondent services in Brazil; (b) indemnity agreement in which FIC committed to keeping the Company harmless from losses incurred as a result of the services; and FIC and the Company agreed, among themselves, to indemnify each other for contingencies arising from their responsibilities; and (c) agreement for the Company to provide FIC, and vice versa, with information and access to systems to offer services.

	The related parties transactions are represented by operations carried out according to the prices, terms and conditions agreed upon between the parties and are measured substantially at market value.

10.2	Management compensation

	Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the years ended December 31, 2023 and 2022 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan and shared-based payment plan (i)		Total
		2023	2022	2023	2022	2023	2022	2023	2022
	Board of directors	11,512	31,971	-	-	5,250	7,103	16,762	39,074
	Statutory officers	11,083	12,806	29,794	19,880	13,265	9,609	54,142	42,295
	Executives excluding statutory officers	31,429	22,849	53,132	43,144	14,802	10,176	99,363	76,169
	Fiscal council	548	584	-	-	-	-	548	584
		54,572	68,210	82,926	63,024	33,317	26,888	170,815	158,122

	(i) More details about shared-based payment plan for the Statutory officers, see note 20.6.3.

	The stock option plan, fully in shares, refers to the Company's and this plan has been treated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in the statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

11	INVESTMENTS

	The details of the Company's investments at the end of the year are as follows:

						Participation in investments - %
						Direct participation
	Investment type	Company			Country	12/31/2023		12/31/2022
	Joint venture	Bellamar Empreendimento e Participações S.A.			Brazil		50.00		50.00

	Summary of financial information of Joint Venture

		12/31/2023		12/31/2022
	Current assets	1		1
	Non-current assets	581		519
	Shareholders´ equity	582		520

	Net income for the year	102		86

	Investments composition and breakdown

		Bellamar
	As of December 31, 2021	789
	Share of profit of associates	44
	As of December 31, 2022	833
	Share of profit of associates	51
	Dividends received	(20)
	As of December 31, 2023	864

11.1	Join venture

	Bellamar is a company that owns 35.76% of the share capital of FIC (Finance branch of Banco Itaú), therefore the Company indirectly holds a 17.88% stake in FIC. The purpose of FIC is to carry out all operations permitted, in the legal and regulated provisions, to credit, financing and investment companies, the issuance and management of credit cards, own or third-party, as well as the performance and performance of functions of correspondents in the country. FIC's operations are conducted by Itaú Unibanco Holding S.A.

	The investment is recognized as a joint venture and is recorded under the equity method, in accordance with accounting standard CPC 18 (R2)/IAS 28 – Investments in associates and joint ventures, is iniatilly recognized at cost. The carrying amount of the investment is adjusted for purposes of recognizing the variations in the Company’s share in the shareholders’ equity of joint venture after the acquisition date.

	The joint venture’s financial statements are prepared for the same period of disclosure that the Company.

	After the equity method is applied, the Company determines if it is necessary to recognize an additional impairment loss of recuperable on the investment in its joint venture. The Company will determine, on each annual closing date of balance sheet, if there is objective evidence that the investment in the joint venture is impaired. If so, the Company calculates the amount of the impairment loss as the difference between the joint venture’s recoverable amount and carrying amount and recognizes the loss in the statement of operations. As of December 31, 2023, the Company performed an analysis to verify whether the investment in its Joint Venture might not be recoverable, and did not identify the need to record a provision for impairment of the asset.

12	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the acquisition amount of equipment and borrowing costs for long-term construction projects, if recognition criteria are met. When significant components of property, plant and equipment are replaced, these components are recognized as individual assets, with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying value of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

The annual average depreciation rate of property, plant and equipment items is shown below:

Property, plant and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits derived from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of operations for the year.

The residual value, the useful life of assets and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, when applicable. The Company reviewed the useful life of property, plant and equipment in 2023 and identified changes, however, the impact identified was not material for disclosure.

Interest on borrowings directly attributable to the acquisition, construction or production of an asset, which requires a substantial period of time to be completed for its intended use or sale (qualifying asset), is capitalized as part of the cost of the respective assets during their construction phase. From the date the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

12.1	Impairment of non-financial assets

The impairment test is intended to present the actual net realization value of an asset. The realization can be directly or indirectly, through sale or through the generation of cash from the use of the asset in the Company's activities.

The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

The recoverable amount of an asset is defined as the higher of its fair value or the value in use of its Cash Generating Unit ("CGU" (stores)), except if the asset does not generate cash inflows that are largely independent of the cash inflows of other assets or group of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and a provision for impairment is recorded to adjust the carrying amount of the asset or CGU to its recoverable amount. When assessing the recoverable amount, the estimated future cash flow is discounted to the present value, using a nominal discount rate, which represents the Company’s weighted average cost of capital to reflect current market assessments as to the time value of money and the asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in notes 13.2 and 13.3.

Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a change in the assumptions used to determine the recoverable amount of the asset on its initial recognition or later dates, except in the case of goodwill, which cannot be reversed in future years.

12.1.1	Impairment test of stores operating assets

The procedure for verifying non-realization consists of grouping operational and intangible assets (such as commercial rights) directly attributable to stores. The test steps were as follows:

• Step 1: the carrying amount of stores was compared to a sales multiple (35%) representing transactions between retail companies. For stores for which the multiple was lower than their carrying amount, a more detailed test is made, as described in Step 2 below.

• Step 2: The Company considered the highest value between the discounted cash flows of stores using sales growth by store, and a discount rate of 11.34% per year (12.20% per year in 2022) or appraisal reports prepared by independent experts for own stores.

The Company performed a test to verify the operating assets of the stores that might not be recoverable in the year ended December 31, 2023. Based on this tests performed, there was no need to record a provision for impairment of assets.

12.2	Breakdown and composition of property, plant and equipment

			As of 12/31/2022	Additions (i)	Write-off	Depreciation	Transfers and others	As of 12/31/2023		Historical cost	Accumulated depreciation
	Lands		600	17	-	-	(58)	559		559	-
	Buildings		730	45	-	(19)	21	777	=	934	(157)
	Improvements		6,865	1,659	(26)	(438)	39	8,099		9,583	(1,484)
	Machinery and equipment		1,440	499	(16)	(214)	601	2,310		3,285	(975)
	Facilities		585	84	(2)	(58)	(339)	270		430	(160)
	Furniture and appliances		755	186	(5)	(144)	111	903		1,311	(408)
	Constructions in progress		543	47	(1)	-	(478)	111		111	-
	Others		64	42	(1)	(45)	59	119		255	(136)
			11,582	2,579	(51)	(918)	(44)	13,148		16,468	(3,320)

			As of 12/31/2021	Additions (i)	Write-off	Depreciation	Transfers and others	As of 12/31/2022		Historical cost	Accumulated depreciation
	Lands		570	48	(18)	-	-	600	=	600	-
	Buildings		656	117	-	(17)	(26)	730		859	(129)
	Improvements		3,596	3,451	(27)	(284)	129	6,865		7,933	(1,068)
	Machinery and equipment		828	708	(4)	(184)	92	1,440		2,160	(720)
	Facilities		362	258	(7)	(35)	7	585		729	(144)
	Furniture and appliances		416	279	(2)	(70)	132	755		1,043	(288)
	Constructions in progress		235	582	(1)	-	(273)	543		543	-
	Others		37	24	-	(16)	19	64		157	(93)
			6,700	5,467	(59)	(606)	80	11,582		14,024	(2,442)
		.
	(i) Includes interest capitalization in the amount of R$257 (R$774 as of December 31, 2022), see note 12.3.

12.3	Capitalized borrowing costs and lease

	The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowing Costs and the amount of interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$257 (R$774 as of December 31, 2022). The rate used to calculate the borrowing costs eligible for capitalization was 111.05% (112.16% as of December 31, 2022) of CDI, corresponding to the effective interest rate of borrowings taken by the Company.

12.4	Additions to property, plant and equipment for cash flow purpose

		12/31/2023	12/31/2022
	Additions	2,579	5,467
	Capitalized borrowing costs	(257)	(774)
	Financing of property, plant and equipment - Additions	(2,298)	(5,080)
	Financing of property, plant and equipment - Payments	3,092	3,911
		3,116	3,524

	Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores and distribution centers, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

12.5	Other information

	As of December 31, 2023, the Company recorded in the cost of sales and services the amount of R$82 (R$71 as of December 31, 2022), relating to the depreciation of machinery, buildings and facilities of distribution centers.

13	INTANGIBLE ASSETS

	Intangible assets acquired separately are measured at cost upon initial recognition, less amortization, and eventual impairment losses, if any. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

	Intangible assets mainly consist of goodwill, software acquired from third parties and software developed for internal use, commercial rights (stores rights of use) and brands.

	Intangible assets with definite useful lives are amortized using the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

	Software development costs recognized as assets are amortized over their defined useful life (5 years). The average amortization rate is 20% per year, and amortization starts when they become operational.

	Intangible assets with indefinite useful lives are not amortized but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the CGU. The assessment is reviewed annually to determine whether the indefinite life assumption remains appropriate. Otherwise, the useful life is changed prospectively from indefinite to definite.

	When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, and are recognized in the statement of operations in the year the asset is derecognized.

13.1	Breakdown and composition of intangible assets

		As of 12/31/2022	Additions	Write-off	Amortization	Transfers and others	As of 12/31/2023		Historical cost	Accumulated amortization
	Goodwill	618	-	-	-	-	618	=	871	(253)
	Software	76	30	(1)	(43)	1	63		181	(118)
	Commercial rights	4,267	192	-	(7)	-	4,452		4,491	(39)
	Trade name	39	-	-	-	-	39		39	-
		5,000	222	(1)	(50)	1	5,172		5,582	(410)

		As of 12/31/2021	Additions	Write-off	Amortization	Transfers and others	As of 12/31/2022		Historical cost	Accumulated amortization
	Goodwill	618	-	-	-	-	618	=	871	(253)
	Software	75	18	-	(17)	-	76		151	(75)
	Commercial rights (i)	1,136	3,139	-	(8)	-	4,267		4,299	(32)
	Trade name	39	-	-	-	-	39		39	-
		1,868	3,157	-	(25)	-	5,000		5,360	(360)

	(i) In the year ended December 31, 2022, in the Additions column presents the amounts related to the acquisition of the 46 commercial points from hypermarkets, in the amount of R$3,130.

13.2	Impairment test of intangible assets with indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 12.1.

	As of December 31, 2023, the Company reviewed the plan used to assess impairment for its operations. The recoverable amount is determined by means of a calculation based on value in use, based on cash projections from financial budgets, which were reviewed and approved by senior management for the next five years, considering the assumptions updated for December 31, 2023, as shown below:

	Revenues: estimated from 2024 to 2028, considering historical sales growth and inflation projections, excluding stores expansion;

	Gross profit: considers the historical level of gross profit expressed as a sales percentage;

	Expenses: considers the historical level expressed as a sales percentage and seeking gains of productivity and efficiency;

	Working capital: estimating the same level of working capital expressed in days of cost of sales;

	Acquisition of tangible and intangible assets (capex): considers the historical average investment for the maintenance the existing assets when determining the cash flow;

	Terminal value: calculated using the last year of the projections applying the perpetuity growth rate;

	Discount rate: prepared as described in the accounting policy. The discount rate used was 11.34% per year as of December 31, 2023 (12.20% per year as of December 31, 2022); and

	Perpetuity growth rate: the growth rate considered was 4.00% per year as of December 31, 2023 (4.40% per year as of December 31, 2022).

	As a result of this analysis, there was no need to record a provision for impairment of these assets.

13.3	Commercial rights

	Commercial rights are the right to operate stores, which refers to the rights acquired or allocated in business combinations. According to the Management’s understanding, commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

	Commercial rights with defined and indefinite useful lives are tested following the assumptions described in note 12.1.1. The Company considered the discounted cash flow of the related store for the impairment test, that is, the store is the CGU.

	As a result of this analysis, there was no need to record a provision for impairment of these assets.

13.4	Additions to intangible assets for cash flow purpose

		12/31/2023	12/31/2022
	Additions	222	3,157
	Financing of intangible assets - Additions	(175)	(3,130)
	Financing of intangible assets - Payments	122	609
		169	636

14	LEASES

	When entering into a contract, the Company assesses whether the contract is, or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

	The Company evaluates its lease agreements in order to identify lease terms for a right of use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5 thousand (equivalent to R$24 thousand as of December 31, 2023).

	The contracts are then recorded, when the lease begins, as a lease liability against a right-of-use asset, both at the present value of minimum lease payments, using the interest rate implicit in the contract, if applicable, or an incremental borrowing rate considering loans obtained by the Company.

	The lease term used in the measurement corresponds to the term that the lessee is reasonably certain of exercising the option to extend the lease or not exercise the option to terminate the lease.

14.1	Right of use

	Right-of-use assets are amortized over the lease term. Capitalizations for improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended. Below, we present the average annual amortization rate of the right-of-use assets are shown below:

14.1.1	Breakdown and composition of right-of-use assets

		As of 12/31/2022	Additions (i)	Remeasurement	Write-off (i)	Amortization	Transfers and others	As of 12/31/2023		Historical cost	Accumulated amortization
	Buildings	7,593	2,669	296	(1,824)	(500)	(31)	8,203	=	9,879	(1,676)
	Equipment	8	-	-	-	(5)	-	3		51	(48)
	Assets and rights	18	-	1	-	(3)	-	16		29	(13)
		7,619	2,669	297	(1,824)	(508)	(31)	8,222		9,959	(1,737)

		As of 12/31/2021	Additions	Remeasurement	Write-off	Amortization	Transfers and others	As of 12/31/2022		Historical cost	Accumulated amortization
	Buildings	3,604	3,810	695	(70)	(351)	(95)	7,593	=	8,924	(1,331)
	Equipment	16	-	-	-	(6)	(2)	8		57	(49)
	Assets and rights	19	-	1	-	(2)	-	18		29	(11)
		3,639	3,810	696	(70)	(359)	(97)	7,619		9,010	(1,391)
		.

	(i) As disclosed in note 10.1, on June 23, 2023, Casino, through its subsidiaries Wilkes, GIBV and Segisor, sold its common shares, changing the Company's shareholding structure. Due to the change in the shareholding structure, some rental agreements were renegotiated, resulting in a net increase of R$476 in the lease. Management, based on CPC 06/IFRS 16 - Leases, assessed and concluded this transaction as the termination of the previous agreement and the recognition of a new agreement, maturing in 2045, due to the substantial change in scope, which mainly includes the modification of the leased assets and change in contract amounts. In the year ended December 31, 2023, the renegotiation process was concluded.

14.2	Lease liabilities

	The Company leases equipment and commercial spaces, including stores and distribution centers, under cancelable and noncancelable lease agreements. The terms of the contracts vary between 5 and 25 years.

	The payments made are segregated between financial charges and reduction of the lease liability to obtain a constant interest rate in the liability balance. Financial charges are recognized as financial expenses for the year.

14.2.1	Minimum future payments and potential right of PIS and COFINS

	Lease contracts totaled R$9,184 as of December 31, 2023 (R$8,360 as of December 31, 2022). The minimum future lease payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

			12/31/2023	12/31/2022
	Lease liabilities - minimum payments
	Less than 1 year		532	435
	From 1 to 5 years		1,702	1,646
	More than 5 years		6,950	6,279
	Present value of lease liabilities		9,184	8,360
	Current		532	435
	Non-current		8,652	7,925

	Future financing charges		13,164	12,318
	Gross amount of financial lease agreements		22,348	20,678

	PIS and COFINS embedded in the present value of lease agreements		558	508
	PIS and COFINS embedded in the gross value of lease agreements		1,359	1,257

	Lease liabilities interest expense is stated in note 24. The Company´s average incremental interest rate at the agreement signing date was 12.12% in the year ended December 31, 2023 (12.20% as of December 31, 2022).

	Had the Company adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and discounted to present value at the nominal incremental rate, the average percentage of inflation to be projected by year would be approximately 6.72% (8.74% as of December 31, 2022). The average term of the agreements analyzed is 18 years (19 years as of December 31, 2022).

14.2.2	Lease liability roll forward

			Amount
	As of December 31, 2021		4,051
	Addition - Lease		3,810
	Remeasurement		696
	Interest provision		781
	Principal amortizations		(126)
	Interest amortization		(772)
	Write-off due to early termination of agreement		(80)
	As of December 31, 2022		8,360

	Addition - Lease (i)		2,669
	Remeasurement		297
	Interest provision		1,004
	Principal amortizations		(262)
	Interest amortization		(977)
	Write-off due to early termination of agreement (i)		(1,907)
	As of December 31, 2023		9,184

	(i) The variation for the year mainly refers to the renegociation of rental contracts as disclosed in note 14.1.1.

14.3	Result on variable rentals and subleases

	Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the carrying amount of the leased asset and recognized over the term of the contract, on the same basis as rental income.

	Variable rents are recognized as expenses in the year in which they are incurred.

		12/31/2023	12/31/2022
	(Expenses) revenues of the year:
	Variables (1% to 2% of sales)	(21)	(31)
	Subleases (i)	93	55

	(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

14.4	Additional information

	In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

	To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided, and the estimate of inflated balances in the comparison year (nominal flow x nominal rate).

	Other assumptions, such as the maturity schedule of liabilities and the interest rates used in the calculation, are disclosed in note 14.2.1, as well as inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of the financial statements.

			12/31/2023	12/31/2022
	Real flow
	Right-of-use assets		8,222	7,619

	Lease liabilities		22,348	20,678
	Embedded interest		(13,164)	(12,318)
			9,184	8,360

	Inflated flow
	Right-of-use assets		12,776	11,955

	Lease liabilities		35,568	33,354
	Embedded interest		(19,354)	(18,500)
			16,214	14,854

	Below we present the flow of payments according to the average term weighted with the respective nominal and inflation rates for each year presented:

	As of December 31, 2023

	Year	Value	Nominal tax	Projected inflation
	Within 1 year	1,435	12.19%	4.48%
	From 1 to 2 years	1,300	12.22%	3.86%
	From 2 to 3 years	1,316	12.25%	3.45%
	From 3 to 4 years	1,311	12.28%	3.49%
	From 4 to 5 years	2,437	12.32%	3.58%
	More than 5 years	14,549	12.54%	3.58%
		22,348

	As of December 31, 2022

	Year	Value	Nominal tax	Projected inflation
	Within 1 year	1,356	12.22%	4.61%
	From 1 to 2 years	1,192	12.26%	4.26%
	From 2 to 3 years	1,190	12.30%	4.24%
	From 3 to 4 years	1,192	12.35%	4.24%
	From 4 to 5 years	1,159	12.41%	4.24%
	More than 5 years	14,589	12.73%	4.24%
		20,678

15	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

			Note	12/31/2023	12/31/2022
	Trade payables
	Products			10,363	9,196
	Acquisition of property, plant and equipment			158	140
	Service			150	129
	Service - related parties		10.1	28	33
	Bonuses from suppliers		15.1	(902)	(960)
				9,797	8,538

	Trade payables - Agreements
	Products		15.2	1,070	813
	Acquisition of property, plant and equipment		15.2	389	1,226
	Acquisition of hipermarkets		15.3	892	3,202
				2,351	5,241

				12,148	13,779

	Current			12,110	12,999
	Non-current			38	780

15.1	Bonuses from suppliers

	These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

15.2	Agreements among suppliers, the Company and banks

The Company has agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of receiving in advance their amounts receivable, also named “forfait” / “confirming”. The financial institutions become creditors of the operation and the Company settles the payments under the same conditions as those originally agreed with the supplier.

Management, based on CPC 3 (R2)/IAS7 and CPC 40 (R1)/IFRS7, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the originally contracted amounts. These transactions aim at facilitating the cash flow of its suppliers without the Company having to advancing payments. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "Trade payables - Agreements" and the cash flow from these operations is presented as operating in the statement of cash flows.

Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial). In these transactions, the Company earns income referring to the premium for referring suppliers to the operations of advance of receivables, recognized in the financial result, in the line "Revenue from antecipation of payables", in the amount of R$42 as of December 31, 2023 (R$40 as of December 31, 2022), representing 1.21% of the volume of transactions occurred during 2023 (1.43% during 2022).

As of December 31, 2023, the balance payable related to these operations is R$1,459 (R$2,039 as of December 31, 2022).

The balances of trade payables and trade payables – agreement are similar and do not exceed the expiration date of 120 days as of December 31, 2023.

15.3	Acquisition of hypermarkets

In September and December, 2022, GPA realized the assignment of its receivables on the sale of hypermarkets to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company's management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with CPC 26 (R1)/IAS 1, concluded that there was no modification in the conditions originally contracted with the GPA, maintaining the characteristic of the terms and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and monetary correction equivalent to CDI + 1.2% per year, previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the hypermarkets.

As of December 31, 2023, the balance is R$892 (R$3,202 as of December 31, 2022) and, in January 2024 the Company settled the amount.

16	FINANCIAL INSTRUMENTS

16.1	Classification and measurement of financial assets and liabilities

Pursuant to CPC 48/IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost, at fair value through other comprehensive income ("FVTOCI") or at fair value through income ("FVTI"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Embedded derivatives in which the main contract is a financial asset within the scope of the standard are never split. Instead, the hybrid financial instrument is assessed for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through income:

• It is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

• It is contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

A debt instrument is measured at fair value through other comprehensive income, if it meets both of the following conditions and is not designated as measured at fair value through income:

• It is held within a business model whose objective is achieved both collecting of contractual cash flows and selling the financial assets; and

• Its contractual terms give rise on specific dates to cash flows related to the payment of principal and interest on the outstanding principal amount.

All financial assets not classified as measured at amortized cost or at fair value through other comprehensive income, as described above, are classified as fair value through income. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, at fair value through other comprehensive income or fair value through income if this significantly eliminates or reduces an accounting mismatch that otherwise would arise (option of fair value available in CPC 48/IFRS 9).

A financial asset (unless these are trade receivables without a significant financing component which is firstly measured by the price of the transaction) is initially measured by fair value, accrued, for an item not measured at fair value through income of transaction costs which are directly attributable to its acquisition.

• Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of operations.

• Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of operations. Any gain or loss in derecognition is recognized in the statement of operations.

• Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of operations. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of operations.

Financial liabilities are recognized when the Company assume contractual liabilities for settlement in cash or assumption of third-party obligations through a contract to which it is a party. The financial liabilities are classified, upon initial recognition, as financial liabilities at FVTI or financial liabilities at amortized cost.

The measurement of financial liabilities depends on their classification, as described below:

• Financial liabilities at fair value through income: Include financial liabilities for trading and financial liabilities designated on initial recognition at fair value through income. Gains or losses on trading liabilities are recognized in the statement of operations.

• Financial liabilities at amortized cost: After initial recognition, borrowings and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of operations when liabilities are written off, as well as through the amortization process at the effective interest rate.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Note	Amortized cost	Fair value	FVTOCI	As of 12/31/2023
Financial assets
Cash and cash equivalents	6	5,459	-	-	5,459
Related parties	10.1	23	-	-	23
Trade receivables and other accounts receivables		396	-	-	396
Gain on financial instruments at fair value	16.9.1	-	274	-	274
Trade receivables with credit card and tickets		-	-	985	985
Financial liabilities
Other accounts payable		(216)	-	-	(216)
Trade payables and trade payables - agreements	15	(12,148)	-	-	(12,148)
Borrowings	16.9.1	(1,943)	-	-	(1,943)
Debentures and promissory notes	16.9.1	(10,051)	-	-	(10,051)
Lease liabilities	14.2	(9,184)	-	-	(9,184)
Borrowings and debentures	16.9.1	-	(3,182)	-	(3,182)
Loss of financial instruments at fair value	16.9.1	-	(8)	-	(8)
Net exposure		(27,664)	(2,916)	985	(29,595)

	Note	Amortized cost	Fair value	FVTOCI	As of 12/31/2022
Financial assets
Cash and cash equivalents	6	5,842	-	-	5,842
Related parties	10.1	252	-	-	252
Trade receivables and other accounts receivables		198	-	-	198
Gain on financial instruments at fair value	16.9.1	-	182	-	182
Trade receivables with credit card and tickets		-	-	424	424
Financial liabilities			-
Related parties	10.1	(261)	-	-	(261)
Trade payables and trade payables - agreements	15	(13,779)	-	-	(13,779)
Borrowings	16.9.1	(1,217)	-	-	(1,217)
Debentures and promissory notes	16.9.1	(8,903)	-	-	(8,903)
Lease liabilities	14.2	(8,360)	-	-	(8,360)
Borrowings and debentures	16.9.1	-	(2,435)	-	(2,435)
Loss of financial instruments at fair value	16.9.1	-	(36)	-	(36)
Net exposure		(26,228)	(2,289)	424	(28,093)

The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of wich differ from the carrying amounts, are disclosed in note 16.8.

16.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights of cash flows receivables expire; and

• The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

When the Company assigns its rights to receive cash flows from an asset or enters into a transfer agreement without having substantially transferred or retained all of the risks and benefits relating to the asset nor transferred the asset control, the asset is maintained and the related liability is recognized. The asset transferred and related liability are measured to reflect the rights and obligations retained by the Company.

A financial liability is derecognized when the liability underlying obligation is settled, canceled, or expired.

Purchases or sales of financial assets requiring delivery of assets within a term defined by regulation or agreement in the market (negotiations under normal conditions) are recognized on the trade date, i.e., on the date the Company undertakes to buy or sell the asset.

When a financial liability is replaced by another of the same creditor, through substantially different terms, or terms of an existing liability are substantially modified, this replacement or modification is treated as the derecognition of original liability and recognition of a new liability, and the difference between respective carrying amounts is recognized in the statement of operations.

16.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in financial statements, if, and only if, amounts recognized can be offset and there is the intention of settle them on a net basis, or realize assets and settle liabilities, simultaneously.

16.4	Impairment of financial assets

The impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at fair value through other comprehensive income, but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

Pursuant to CPC 48/IFRS 9, provisions for losses are measured according to one of the following bases:

• Expected credit losses for 12 months (general model): these are credit losses resulting from possible default events within 12 months after the reporting date, and subsequently, in case of a deterioration of credit risk, for the entire life of the instrument.

• Lifetime expected credit losses (simplified model): these are credit losses that result from all possible default events over the expected life of a financial instrument.

• Practical expedient: these are expected credit losses consistent with reasonable and sustainable information available, at the reporting date, on past events, current conditions, and estimates of future economic conditions that allow the verification of probable future losses based on the historical credit losses in accordance with instruments maturity.

The Company measures provisions for losses on trade and other receivables and contractual assets using an amount equal to the lifetime expected credit losses. For trade receivables, whose receivables portfolio is fragmented, and rents receivable, the practical expedient is applied by adopting a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset significantly increased from initial recognition, and when estimating the expected credit losses, the Company considers reasonable and sustainable information, which is relevant and available without excessive cost or effort. This includes qualitative and quantitative information and analyses, based on the Company’s historical experience, the assessment of credit, and considers projection information.

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 180 days overdue.

The Company considers a financial asset in default when:

• It is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or

• The financial asset is more than 180 days overdue.

The Company determines the credit risk of a debt instrument by analyzing the payment history, current financial and macroeconomic conditions of counterparty and assessment of rating agencies, where applicable, thereby evaluating each instrument, individually.

The maximum period considered in the estimate of expected credit losses is the maximum contractual period during which the Company is exposed to the credit risk.

• Measurement of expected credit losses: Expected credit losses are estimates weighted by the likelihood of credit losses based on the historic losses and projections of related assumptions. Credit losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of a financial asset.

• Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.

• Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

For financial instruments measured at fair value through other comprehensive income, the provision for losses is recognized in other comprehensive income, instead of reducing the asset’s carrying amount.

Impairment losses related to trade receivables and other receivables, including contractual assets, are reported separately in the statement of operations and other comprehensive income. Losses of recoverable amounts from other financial assets are stated under "selling expenses”.

• Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected credit losses as the main sources of estimate uncertainty.

Positions within each group were segmented based on common characteristics of credit risk, such as:

• Level of credit risk and loss history for wholesale clients and property lease; and

• Status of default, risk of default and history of losses for credit card companies and other clients.

16.5	Considerations on risk factors that may affect the business of the Company

16.5.1	Credit risk

• Cash and cash equivalents

In order to minimize the credit risk, the investment policies adopted establish investiments in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

The Company's financial investments, according to the rating on the national scale of financial institutions, are 100% represented by brAAA.

• Trade receivables

The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, for trade receivables collected in installments, the Company monitors the risk for the granting of credit and for the periodic analysis of the expected credit loss balances.

The Company also incurs counterparty risk related to derivative instruments. This risk is mitigated by carrying out transactions, according to policies approved by governance bodies.

There are no amounts receivable that individually account for more than 5% of the accounts receivable or revenues.

16.5.2	Interest rate risk

The Company obtains borrowings with major financial institutions to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and debts indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

16.5.3	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

	The capital structure is as follows:

		12/31/2023	12/31/2022
	Borrowings, debentures and promissory notes	(15,184)	(12,591)
	(-) Cash and cash equivalents	5,459	5,842
	(-) Derivative financial instruments	274	182
	Net debt	(9,451)	(6,567)

	Shareholders’ equity	4,630	3,896
	% Net debt to shareholders’ equity	204%	169%

16.5.4	Liquidity risk management

	The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2023.

		Less than 1 year	From 1 to 5 years	More than 5 years	Total
	Borrowings	611	1,797	-	2,408
	Debenture and promissory notes	3,026	13,256	1,241	17,523
	Derivative financial instruments	111	(299)	(368)	(556)
	Lease liabilities	1,435	6,364	14,549	22,348
	Trade payables	9,759	40	-	9,799
	Trade payables - Agreements	1,459	-	-	1,459
	Trade payables - Agreements - Acquisition of hipermarkets	894	-	-	894
	Other accounts payable	167	-	49	216
		17,462	21,158	15,471	54,091

	The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the year ended December 31, 2023. Therefore, certain balances presented do not agree with the balances presented in the balance sheets.

16.6	Derivative financial instruments

	The Company uses derivative financial instruments to limit the exposure to variation unrelated to the local market, such as interest rate swaps and exchange rate variation swaps. These derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is executed and subsequently re-measured at fair value at the end of the reporting exercise. Derivatives are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Gains or losses resulting from changes in the fair value of derivatives are directly recorded in the statement of operations for the year.

	At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the exercises for which they were designated.

	The following are recognized as fair value hedges:

	• The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations; and

	• In order to calculate the fair value, future swap amounts are estimated according to the curves disclosed by B3 (CDI and Extended National Consumer Price Index (IPCA)), plus operation spreads. To calculate the present value of these operations, future amounts are discounted using the same curves, however, increased by the spreads disclosed by the Brazilian Association of Financial and Capital Market Entities (ANBIMA), referring to operations conducted in the secondary market.

	The Company uses financial instruments only to hedge identified risks limited to 100% of the value of these risks. Derivative transactions are used solely to reduce the exposure to fluctuations in interest rates for maintaining the balance of the capital structure.

	Certain swap transactions are designated as fair value hedges, with the objective of hedging the exposure to fixed interest rates, converting the debt into interest rates.

	As of December 31, 2023, the notional amount of these contracts was R$2,956 (R$2,360 as of December 31, 2022). These transactions are usually contracted under the same terms, amounts and rates, and are carried out with a financial institution of the same economic group, observing the limits set by Management.

	According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap to hedge debts.

	The Company’s internal controls environment were designed to ensure that transactions are carried out in conformity with the treasury policy.

	The Company calculates the effectiveness of hedge transactions upon inception and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2023 were effective in relation to the covered debts. For derivative transactions that qualify as hedge accounting, in accordance with CPC 48/IFRS 9, the debt being hedged is also adjusted at fair value.

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

	The fair values are calculated based on protected future cash flow from, using the future CDI curves released by B3, plus the operation spreads, and discounting them to present value, using the same CDI curves by B3.

	To calculate the coupon for positions indexed to the CDI, the exponential convention - 252 business days was adopted.

		Notional value		Fair value
		12/31/2023	12/31/2022	12/31/2023	12/31/2022
	Swap of hedge
	Hedge purpose (debt)	2,956	2,360	3,230	2,542

	Long Position
	Fixed rate	106	106	110	109
	USD + Fixed	-	282	-	282
	Hedge - CRI	2,850	1,972	3,120	2,151

	Short Position	(2,956)	(2,360)	(2,964)	(2,396)

	Net hedge position	-	-	266	146

	Realized and unrealized gains and losses on these contracts during the year ended December 31, 2023 are recorded as net financial results and the balance receivable at fair value is R$266 (balance receivable of R$146 as of December 31, 2022). The assets are recorded as “derivative financial instruments” and the liabilities as “debentures”.

	The effects of the hedge at fair value through income for the year ended December 31, 2023, resulted in a loss of R$115 (gain of R$29 as of December 31, 2022), recorded under cost of debt, see note 24.

	The consolidated position of outstanding derivative financial instrument transactions is presented in the table below:

	Description	Reference value	Maturity	12/31/2023	12/31/2022
	Debt
	USD - BRL	USD50	2023	-	(36)

	Debt
	IPCA - BRL	R$1.972	2028, 2029 and 2031	267	180

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI	R$879	2027	(5)	-
	Pre-fixed rate x CDI	R$54	2027	2	1
	Pre-fixed rate x CDI	R$52	2027	2	1
	Derivatives - Fair value hedge - Brazil			266	146

16.7	Sensitivity analysis of financial instruments

	According to Management's assessment, the possible reasonable changes scenario considered was, on the maturity date of each transaction, the market curves (interest) of B3.

	To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in scenario (I) there is no impact on the fair value of financial instruments and the weighted interest rate (CDI) was 10.00% per year. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company's results in an adverse scenario.

	In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

						Market projections
	Transactions	Note	Risk (Rate Increase)	As of 12/31/2023	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings	16.9.1	CDI + 1.66% per year	(1,952)	(208)	(219)	(229)
	Borrowings (fixed rate)	16.9.1	CDI + 0.20% per year	(40)	(5)	(5)	(5)
	Debentures and promissory notes	16.9.1	CDI + 1.45% per year	(13,378)	(1,441)	(1,513)	(1,585)
	Total net effect (loss)			(15,370)	(1,654)	(1,737)	(1,819)

	Cash equivalents	6	95.92% of the CDI	5,085	510	536	561

	Net exposure loss			(10,285)	(1,144)	(1,201)	(1,258)

16.8	Fair value measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity may have access at the measurement date.

	Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

	Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

	The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

	In the case of financial instruments not actively negotiated, the fair value is based on valuation techniques defined by the Company and compatible with usual practices of the market. These techniques include the use of recent market operations between independent parties, the benchmarking of similar financial instruments’ fair value, the analysis of discounted cash flows, or other valuation models.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, all classified as level 2, for which the fair value has been disclosed in the financial statements:

			Carrying amount		Fair value
			12/31/2023	12/31/2022	12/31/2023	12/31/2022
	Trade receivables with credit card and tickets		985	424	985	424
	Interest rate swaps between currencies		-	(36)	-	(36)
	Interest rate swaps		(1)	2	(1)	2
	Interest rate swaps - CRI		267	180	267	180
	Borrowings and debentures (fair value)		(3,182)	(2,435)	(3,182)	(2,435)
	Borrowings and debentures (amortized cost)		(11,994)	(10,120)	(11,716)	(9,974)
			(13,925)	(11,985)	(13,647)	(11,839)

	There were no change between fair value measurement hierarchy levels during the year ended December 31, 2023.

	Interest rate swaps and borrowings are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate.

16.9	Borrowings

16.9.1	Debt breakdown

			Average rate	12/31/2023	12/31/2022

		Debentures and promissory notes	CDI + 1.45 % per year	13,378	11,123
		Borrowing costs		(185)	(98)
				13,193	11,025

		Derivative financial instruments - Debentures and promissory notes
		Swap contracts	CDI + 0.89% per year	(270)	(180)
		Swap contracts	CDI + 1.32% per year	8	-
				(262)	(180)

		Borrowings in domestic currency
		Working capital	CDI + 0.20% per year	40	51
		Working capital	CDI + 1.66% per year	1,952	1,223
		Borrowing costs		(9)	(6)
				1,983	1,268

		Derivative financial instruments - Domestic currency
		Swap contracts	CDI + 0.89% per year	(4)	(2)
				(4)	(2)
		Borrowings in foreign currency
		Working capital	USD + 1.06% per year	-	262
				-	262

		Derivative financial instruments - Foreign currency
		Swap contracts	CDI + 1.35% per year	-	36
				-	36

		Total of borrowings, debentures and promissorry notes		14,910	12,409

	Current asset			(48)	(27)
	Non-current asset			(226)	(155)
	Current liabilities			2,115	1,260
	Non-current liabilities			13,069	11,331

16.9.2	Roll forward of borrowings

		Value
	Balance as of December 31, 2021	8,001
	Funding	4,001
	Borrowing costs	(42)
	Interest provision	1,436
	Swap contracts	82
	Mark-to-market	(111)
	Exchange rate and monetary variation	(18)
	Borrowing costs amortization	26
	Interest amortization	(783)
	Principal amortization	(61)
	Swap amortization	(122)
	Balance as of December 31, 2022	12,409

	Funding	3,392
	Borrowing costs (i)	(142)
	Interest provision	1,746
	Swap contracts	39
	Mark-to-market	14
	Exchange rate and monetary variation	(16)
	Borrowing costs amortization	52
	Interest amortization	(1,085)
	Principal amortization	(1,326)
	Swap amortization	(173)
	Balance as of December 31, 2023	14,910

	(i) Include costs related to negotiation of waiver in the change of the shareholding control in the amount of R$93, as disclosed in note 10.1, in capital market operations carried out during the year, without changes to other contractual clauses with financial institutions.

16.9.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	4,767
	From 2 to 3 years	1,684
	From 3 to 4 years	3,654
	From 4 to 5 years	1,823
	More than 5 years	1,051
		12,979

	Borrowing cost	(136)
		12,843

16.10	Debentures and promissory notes

				Date
		Issue amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	12/31/2023	12/31/2022
	First Issue of Promissory Notes - 4th series	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	-	-	317
	First Issue of Promissory Notes - 5th series	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	72,272,432	289	254
	First Issue of Promissory Notes - 6th series	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	72,272,432	289	254
	Second Issue of Debentures - 1st series	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,015	954	957
	Second Issue of Debentures - 2nd series	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,015	670	672
	Second Issue of Promissory Notes - 1st series	1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,345	1,681	1,467
	Second Issue of Promissory Notes - 2nd series	1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,347	1,683	1,468
	Third Issue of Debentures - 1st series - CRI	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,142	1,122	1,072
	Third Issue of Debentures - 2nd series - CRI	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,143	591	565
	Fourth Issue of Debentures - single series	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,012	2,024	2,028
	First Issue of Commercial Paper Notes - single series	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,053	790	793
	Fifth Issue of Debentures - single series - CRI	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,030	258	258
	Sixth Issue of Debentures - 1st series - CRI	72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,035	76	75
	Sixth Issue of Debentures - 2nd series - CRI	55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,036	58	57
	Sixth Issue of Debentures - 3rd series - CRI	471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,078	508	485
	Second Issue of Commercial Paper Notes - single series	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,143	458	401
	Seventh Issue of Debentures - 1st series - CRI	145,721	145,721	7/25/2023	7/15/2026	CDI + 1.00% per year	1,057	154	-
	Seventh Issue of Debentures - 2nd series - CRI	878,503	878,503	7/25/2023	7/15/2027	Pre 11.75% per year	1,049	921	-
	Seventh Issue of Debentures - 3rd series - CRI	46,622	46,622	7/25/2023	7/17/2028	CDI + 1.15% per year	1,058	50	-
	Eighth Issue of Debentures - 1st series - CRI	400,000	400,000	12/22/2023	12/22/2027	CDI + 1.85% per year	1,002	401	-
	Eighth Issue of Debentures - 2nd series - CRI	400,000	400,000	12/22/2023	12/22/2028	CDI + 1.95% per year	1,002	401	-
	Borrowing costs							(185)	(98)
								13,193	11,025

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, and lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantees.

16.11	Borrowings in foreign currencies

	As of December 31, 2023, due to the settlement of the agreement with Scotiabank, the Company has no borrowing in foreign currency.

16.12	Guarantees

	As of December 31, 2023, the Company has no guarantees related to its borrowing agreement.

16.13	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in fixed interest rates and IPCA, exchanging these liabilities for the CDI (floating) interest rates. The annual average rate at CDI as of December 31, 2023 was 13.04% (12.43% as of December 31, 2022).

16.14	Financial covenants

	In connection with the debentures and promissory notes issued, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s financial information prepared in accordance with accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months ("LTM") ratio should be lower than or equal to 3.00.

	As of December 31, 2023, the Company had fulfilled all contractual obligations and was compliant with these ratios.

17	PROVISION FOR LEGAL PROCEEDINGS

	Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to any provision is recognized in statement of operations for the year, net of any reimbursement. The Company's policy is to provide for fees on success. In the explanatory notes, the amounts involved are disclosed for cases not yet concluded and considered as possible success.

	In order to assess the outcome’s probability the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

	The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover the considered probable losses.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2021	109	69	27	205
	Additions	14	74	13	101
	Reversals	(73)	(31)	(4)	(108)
	Payments	-	(33)	(16)	(49)
	Monetary correction	5	7	4	16
	Balance as of December 31, 2022	55	86	24	165

	Restricted deposits for legal proceedings	(7)	(29)	(8)	(44)
	Net provision for restricted deposits	48	57	16	121

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2022	55	86	24	165
	Additions	17	172	22	211
	Reversals	(6)	(49)	(5)	(60)
	Payments	(4)	(59)	(8)	(71)
	Monetary correction	-	13	5	18
	Balance as of December 31, 2023	62	163	38	263

	Restricted deposits for legal proceedings	(1)	(15)	(10)	(26)
	Net provision for restricted deposits	61	148	28	237

	Of the total amount of the table above, R$50 (R$24 as of December 31, 2022) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$3 tax claims, R$27 labor claims and R$20 civil claims (R$3 tax claims, R$12 labor claims and R$9 civil claims as of December 31, 2022).

17.1	Tax claims

	Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsel’s analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) IPI in the resale of imported products; and (iii) other matters.

	The amount provisioned for these matters as of December 31, 2023 is R$62 (R$55 as of December 31, 2022).

17.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of December 31, 2023, the Company recorded a provision of R$163 (R$86 as of December 31, 2022), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsel, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

17.3	Civil

	The Company is a party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and at various courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is a party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the monthly rental amounts originally paid by stores and the rental amounts calculated by the legal experts considering that it is the expert report amount that will be used as the basis for the decision that will change the rental amount paid by the entity. As of December 31, 2023, the amount of the provision for these lawsuits is R$32 (R$19 as of December 31, 2022), for which there are no restricted deposits for legal proceedings.

	The Company is a party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements according to the estimate of loss. As of December 31, 2023, the amount of provision for these lawsuits is R$6 (R$5 as of December 31, 2022).

	The Company’s total civil, regulatory and property claims as of December 31, 2023, is R$38 (R$24 as of December 31, 2022).

17.4	Contingent liabilities not accrued

	The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued, which are related to:

				12/31/2023	12/31/2022

	Tax on Financial Transactions (IOF) – payment differences.			14	14
	PIS, COFINS – payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, disallowance of PIS and COFINS credits, among other matters pending judgment at the administrative and judicial levels.			783	650
	ICMS – allocation of credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among other matters, which are pending judgment at the administrative and judicial levels.			1,216	1,084
	ISS (services tax), IPTU (urban property tax), Fees and other – discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, which are pending judgment at the administrative and judicial levels.			18	16
	INSS (national institute of social security) – divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, which are pending judgment at the administrative and judicial levels.			24	23
	Other litigation – real estate lawsuits in which the Company claims the renewal and maintenance of lease agreements according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, among others.			98	44
	Compensation linked to the external legal counsel's success fee if all the proceedings were concluded in favor of the Company.			20	14
				2,173	1,845

	Of the total amount in the table above, R$1,494 (R$1,352 as of December 31, 2022) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$1,398 tax claims and R$96 civil claims (R$1,309 tax claims and R$43 civil claims as of December 31, 2022).

	Three collective proceedings were filed by institutions related to black people's movements due to an approach to a customer, in August 2021 at the store in Limeira - SP, which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of December 31, 2023, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact on the financial statements is not expected.

17.4.1	Uncertainty over IRPJ and CSLL treatments

	In compliance with ICPC 22/IFRIC 23 – Uncertainty over Income Tax Treatment, the Company has proceedings, at the judicial and administrative levels, with Government's regulatory agencies, which are related to uncertain tax treatments adopted for the recording of income tax and social contribution. Based on the assessment of internal and external legal counsel, the tax treatment adopted by the Company is adequate, therefore, these proceedings were classified as possible losses. As of December 31, 2023, the amount involved was R$917 (R$598 as of December 31, 2022).

17.5	Guarantees

	The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

	Lawsuits	12/31/2023	12/31/2022

	Tax	1,113	700
	Labor	75	91
	Civil and others	557	505
		1,745	1,296

	The cost of guarantees as of December 31, 2023 is approximately 0.19% per year of the amount of the lawsuits (0.29% as of December 31, 2022) and is recorded as a financial expense.

17.6	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	12/31/2023	12/31/2022

	Tax	18	12
	Labor	16	34
	Civil and others	10	10
		44	56

18	DEFERRED REVENUES

	Recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of operations for the year when the services are rendered to these business partners.

			12/31/2023	12/31/2022

	Sale and leaseback		-	3
	Rental of spaces in stores (i)		296	259
	Checkstand (ii)		89	45
	Commercial agreement - payroll (iii)		48	39
	Marketing and others		22	13
			455	359

	Current		418	328
	Non-current		37	31

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or checkstands, rental of point of sale displays.
	(iii) Commercial agreement with a financial institution for exclusivity in payroll processing.

19	INCOME TAX AND SOCIAL CONTRIBUTION

	Current income tax and social contribution

	Current income tax and social contribution assets and liabilities are measured by the amount expected to be refunded or paid to the tax authorities. The tax rates and laws adopted to calculate tax are those effective or substantially effective at the end of the year.

	Income taxes in Brazil consist of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

	Deferred income tax and social contribution

	Deferred income tax and social contribution are generated by temporary differences, at the end of the reporting period, between the tax bases of assets and liabilities, carrying amounts and all unused tax losses, to the extent it is probable that taxable income will be available from which temporary differences and unused tax losses can be deducted; except when deferred income tax and social contribution referring to the deductible temporary difference results from the initial recognition of an asset or liability in an operation which is not a business combination and, at the moment of operation, neither affects the accounting profit nor the tax income or loss.

	The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced since it is no longer probable that taxable income will be sufficient to allow the use of total or part of deferred income tax and social contribution. Non-recognized deferred income tax and social contribution assets are re-assessed at the end of the reporting period and again recognized since it is probable that future taxable income will allow the recovery of these assets.

	Credits arising from deferred income tax and social contributions losses can be carried forward indefinitely, but their utilization, as provided for by laws, is restricted to 30% of taxable income of each year for Brazilian legal entities, and refer to their subsidiaries that have tax planning opportunities to use these balances.

	Deferred taxes relating to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity, and not in the statement of operations.

	Deferred income tax and social contribution assets and liabilities are offset if there is any legal or contractual right to offset the tax assets against the income tax liabilities, and deferred assets refer to the same taxpayer entity and the same tax authority.

	Due to the nature and complexity of the Company’s business, differences between effective results and assumptions adopted or future alterations of these assumptions may result in future adjustments to tax income and expenses already recorded. The Company set up provisions, based on reasonable estimates for taxes due. The amount of these provisions is based on several factors, such as the experience of previous inspections and different interpretation of tax regulation by taxpayer entity and related tax authority. These different interpretations can refer to a wide variety of issues, depending on the conditions in force at the tax domicile of the respective entity.

19.1	Reconciliation of income tax and social contribution expense

				12/31/2023		12/31/2022
	Income before income tax and social contribution			554		1,335
	Expense of income tax and social contribution, for nominal rate (34%)			(188)		(454)

	Adjustments to reflect the effective rate
	Tax fines			(3)		(2)
	Share of profits			17		15
	Interest on own capital			-		17
	ICMS subsidy - tax incentives (i)			319		248
	Monetary correction credits			15		64
	Other permanent differences			(4)		(3)
	Effective income tax and social contribution			156		(115)

	Income tax and social contribution for the year
	Current			(6)		(75)
	Deferred			162		(40)
	Benefits (expense) of income tax and social contribution			156		(115)

	Effective rate				-28.2%		8.6%

	(i) The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law 160/17 and Law 12,973/14. In the year ended December 31, 2023, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted and to be constituted in the subsequent years in the tax incentive reserve, see note 20.5.

19.2	Breakdown of deferred income tax and social contribution

	The main components of deferred income tax and social contribution in the balance sheets are the following:

			12/31/2023			12/31/2022
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses		385	-	385	213	-	213
	Provision for legal proceedings		81	-	81	44	-	44
	Exchange rate variation		-	(66)	(66)	-	(28)	(28)
	Goodwill tax amortization		-	(317)	(317)	-	(317)	(317)
	Fair value adjustment		-	(25)	(25)	-	(29)	(29)
	Property, plant and equipment and intangible assets		25	-	25	30	-	30
	Unrealized losses with tax credits		-	(15)	(15)	-	(6)	(6)
	Provision for restructuring		-	-	-	12	-	12
	Provision of inventory		30	-	30	26	-	26
	Borrowing costs		-	(66)	(66)	-	(35)	(35)
	Lease net of right of use		3,071	(2,932)	139	2,785	(2,684)	101
	Others		-	-	-	-	(5)	(5)
	Gross deferred income tax and social contribution assets (liabilities)		3,592	(3,421)	171	3,110	(3,104)	6

	Compensation		(3,421)	3,421	-	(3,104)	3,104	-

	Net deferred income tax and social contribution assets (liabilities), net		171	-	171	6	-	6

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report previously approved by the Company´s Board of Directors.

	The Company estimates the recovery of these credits as follows:

	Years	Amounts
	Up to 1 year	164
	From 1 year to 2 years	333
	From 2 years to 3 years	9
	From 3 years to 4 years	1
	More than 5 years	3,085
		3,592

19.3	Roll forward of deferred income tax and social contribution

12/31/2023	12/31/2022
At the beginning of the year	6	45
Benefits (expenses) in the year	162	(40)
Income tax effect	3	1
At the end of the year	171	6

20	SHAREHOLDERS’ EQUITY

20.1	Capital stock and stock rights

According to the Company's bylaws, the Company's authorized capital may be increased up to 2 billion common shares. Below, the subscribed and fully paid-in share capital, represented by common shares, all nominative and with no par value:

Number of shares	Amount
As of December 31, 2021	1,346,674,477	788
Capital increase - Board of Directors' Meeting on 02/21/2022	239,755	1
Capital increase - Board of Directors' Meeting on 04/28/2022	-	464
Capital increase - Board of Directors' Meeting on 05/09/2022	298,919	2
Capital increase - Board of Directors' Meeting on 07/27/2022	1,119,515	3
Capital increase - Board of Directors' Meeting on 10/20/2022	650,808	3
Capital increase - Board of Directors' Meeting on 12/06/2022	181,920	2
Total changes for the year	2,490,917	475
As of December 31, 2022	1,349,165,394	1,263
Capital increase - Board of Directors' Meeting on 02/15/2023	59,870	1
Capital increase - Board of Directors' Meeting on 03/28/2023	1,031,232	1
Capital increase - Board of Directors' Meeting on 08/18/2023	1,207,046	4
Capital increase - Board of Directors' Meeting on 10/30/2023	213,458	2
Capital increase - Board of Directors' Meeting on 12/08/2023	156,200	1
Total changes for the year	2,667,806	9
As of December 31, 2023	1,351,833,200	1,272

20.2	Distribution of dividends and interest on own capital

Management proposed that the income for the year ended December 31, 2023 be allocated to the tax incentive reserve, therefore, no dividends were distributed and no interest on own capital was paid, as shown below:

Note	12/31/2023	12/31/2022

Net income for the year	710	1,220
Tax incentive reserve	20.5	(710)	(753)
Base for legal reserve	-	467
% Legal reserve	5%	5%
Legal reserve for the year	20.3	-	23
Base for dividends	-	444
Minimum mandatory dividends - 25%	-	111
Interest on own capital payable (i)	-	(43)
Proposed dividends	-	68

(i) At a meeting of the Board of Directors held on December 23, 2022, the advance payment of interest on own capital in the gross amount of R$50 was approved, on which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$43. The effective payment occurred on February 17, 2023.

At the Annual General Meeting ("AGM") of shareholders held on April 27, 2023, shareholders voted for the approval of the minimum mandatory dividend in the amount of R$68, calculated in accordance with Brazilian Corporate Law. The total amount relating to dividends corresponding to R$0.0500185431139003 per common share was paid in June 2023.

20.3	Earnings reserve

Legal reserve is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital, as established by article 193 of Law 6,404/76. As of December 31, 2023, the balance is R$180.

As of December 31, 2023, no amount were allocated to legal reserve (R$23 as of December 31, 2022), since the income for the year was used to record the tax incentive reserve.

12/31/2023	12/31/2022
Net income fot the year	710	1,220
Tax incentive reserve	(710)	(753)
Base for legal reserve	-	467
% Legal reserve	5%	5%
Legal reserve for the year	-	23

20.4	Expansion reserve

At the AGM held on April 27, 2023 the constitution of the expansion reserve in the amount of R$325 was approved, against the earnings reserve of the year 2022.

20.5	Tax incentive reserve

Tax incentive reserves by the States were considered investment subsidies, wich are deductible for the calculation of income tax and social contribution. Thus, for the year ended December 31, 2023, the Company allocated the amount of R$939 (R$753 as of December 31,2022) to the tax incentive reserve, of which R$710 refers to the amount of incentives generated in 2023 and constituted in the same year and R$229 to be recognized when the Company reports income in subsequent periods.

As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, or for an increase in capital. Under the same legal provision, the tax incentive reserve is not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

20.6	Share-based payment

20.6.1	Recognized options granted

The effects of the share-based payments of the Company's executives are recorded in "Stock options granted", pursuant to CPC 10 (R1)/IFRS 2 – Share-based Payment.

The Company's employees and executives may receive payment based on shares, when they provide services in exchange for equity instruments (“transactions settled with shares”).

The Company measures the transaction costs of employees eligible for share-based compensation, according to the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change in the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

In case of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the stock option plan as of December 31, 2023.

Company's compensation plan

The Company's compensation plan ("Compensation Plan") is managed by Company Board of Directors, which delegated to the Human Resources, Culture and Compensation Committee the attributions of granting options and advising on the management of the Compensation Plan (“Committee”).

The members of the Committee will meet to grant the options from the compensation plan series and whenever there are questions raised regarding the compensation plan. Each series of the granting of stock options will receive the letter "B" followed by a number. For the year ended December 31, 2023, the options granted in series B8, B9 and B10 of the Compensation Plan were in effect.

	The options granted to a participant will not be exercisable for a period of 36 (thirty-six) months from the date of grant ("vesting period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37th (thirty seventh) month from the date of grant, and ending on the last day of the 42nd (forty second) month from the date of grant ("exercise period").

	The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

	The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 ("exercise price").

	The exercise price of the options shall be paid in full local currency by check or wire transfer available to the bank account held by the Company, on the tenth (10th) day preceding the date of acquisition of the shares.

	The Company withhold any applicable tax under Brazilian tax law, dedutiong from the number of shares delivered to the participant an amount equivalent to taxes withheld.

	Company's option plan

	The Company's option plan ("Option Plan") is managed by Company Board of Directors, which delegated to the Committee the functions of granting options and advising on the management of the Option Plan.

	The members of the Committee will meet for the granting of the options of the Option Plan series and whenever there are questions raised regarding the Option Plan. Each series of call option grants will receive the letter “C” followed by a number. For the year ended December 31, 2023, the options granted in series C8, C9 and C10 of the Option Plan were in effect.

	For each serie of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the average closing price of the Company's shares traded in B3 in the twenty (20) days prior to the date of the Committee meeting that decides upon the granting of the options that series ("exercise price").

	Options granted to a participant will not be exercisable for a period of 36 (thirty-six) months from the date of grant ("vesting period"), and may only be exercised in the period beginning on the first day of the 37th (thirty seventh) month from the grant date, and ending on the last day of the 42nd (forty second) month from the grant date ("exercise period"), provided the exceptions included in the Compensation Plan.

	The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

	The exercise price of the options shall be paid in full local currency by check or wire transfer available to the bank account held by the Company on the tenth (10th) day preceding the date of acquisition of the shares.

	Information relating to the Company's Option Plan and Compensation Plan is summarized below:

					12/31/2023
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Exercise price on the grant date (in reais)	Granted	Exercised	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(20)	(45)	298
	C8	5/31/2021	6/1/2024	13.39	363	(20)	(45)	298
	B9	5/31/2022	6/1/2025	0.01	2,163	(358)	-	1,805
	C9	5/31/2022	6/1/2025	12.53	1,924	(119)	-	1,805
	B10 (i)	5/31/2023	6/1/2026	0.01	1,390	-	-	1,390
	C10 (i)	5/31/2023	6/1/2026	11.82	1,390	-	-	1,390
					7,593	(517)	(90)	6,986

	(i) Shares granted to executives excluding statutory officers.

20.6.2	Consolidated information of Company's share-based payment plans

	According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the vesting period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the vesting period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

	According to the plans, the options granted in each of the series can represent a maximum of 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until December 31, 2023:

			12/31/2023
			(in thousands)

	Number of shares		1,351,833
	Balance of effective series granted		6,986
	Maximum percentage of dilution		0.52%

	The fair value of each option granted is estimated on the grant date, using the options pricing model "Black-Scholes" taking into account the following assumptions:

	Series granted	Weighted average fair value of option's granted (in reais)	Estimated dividends	Approximate estimated volatility	Risk-free weighted average interest rate	Exit rate	Average remaining life expectancy

	B8	17.21	1.28%	37.06%	7.66%	8.00%	5 months
	C8	7.69
	B9	15.27	1.20%	37.29%	12.18%	8.00%	17 months
	C9	7.35
	B10	10.33	1.31%	35.32%	10.87%	8.00%	29 months
	C10	3.28

				Shares	Weighted average exercise price	Weighted average of the remaining contractual term
				in thousands	R$
	As of December 31, 2022			4,651	6.01	2.28

	As of December 31, 2023
	Granted during the year			2,780	5.92
	Cancelled during the year			(32)	5.97
	Exercised during the year			(413)	5.97
	Outstanding at the end of the year			6,986	5.97	1.73
	Total to be exercised as of December 31, 2023			6,986	5.97	1.73

	The amount recorded in the statement of operations for the year ended December 31, 2023 was R$28 (R$14 as of December 31, 2022).

20.6.3	Cash-settled share-based payment plan

	At the Extraordinary General Meeting held on July 14, 2023, the cash-settled share-based payment plan was approved, only for the Company's Statutory Officers, this plan does not make officers a partner of the Company, they only acquire the right to receive a cash compensation corresponding to the average price of the Company's shares traded on B3 under the ticker ASAI3.

	The calculation methodology is the linear average of the share price considering the last 20 trading sessions, including the base date of August 1, 2023 (grant date), until the end of the plan on July 31, 2028. The payment will be made in local currency, considering the vesting periods of the shares.

	1,989,465 shares were granted to the Company's officers and the premium related to 50% of the shares will be conditional on compliance with the service condition (shares conditioned on time) and the other 50% of the shares will be conditional on the cumulative compliance with the service condition and the performance condition (shares conditioned on time and performance).

	For shares conditioned on time to become vested, Offices must remain with the Company from the grant date to the dates below (vesting period):

a) 20% (twenty percent) on the 3-year anniversary from the grant date;
b) 20% (twenty percent) on the 4-year anniversary from the grant date; and
	c) 60% (sixty percent) on the 5-year anniversary from the grant date.

	For shares conditioned on time and performance to become vested, the Executive must comply with the vesting periods above, in addition to meeting the goals, being segregated between: a) Environmental, Social and Governance ("ESG") goal with a weight of 30%: i) hiring people with disabilities; ii) women in leadership, in managerial positions or higher; and iii) total carbon emissions – Scope 1 and 2; and b) Operating target with a weight of 70%: i) operating cash flow.

	The targets above will be reviewed annually by the Board of Directors and non-achievement of them at December 31, 2026 and 2027 may be compensated by achievement on subsequent measurement dates.

	At the end of each vesting period, virtual shares conditioned on time that have become vested virtual shares will be automatically settled, for virtual shares conditioned on time and performance the goals listed above must be achieved.

	If the Officer is terminated on his/her own initiative, the Officer will lose the right to receive unvested shares, which will be immediately canceled and extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated at the initiative of the Company, through dismissal and removal from office due to serious misconduct, all his/her shares will be extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated due to mutual agreement between the Company and the Officer or on the Company's initiative, through dismissal and removal from office without serious misconduct, the Officer will have the right, subject to compliance with restrictive obligations, to settlement of all vested shares at the termination date and to maintain a portion of the unvested shares as agreed between the parties.

	As of December 31, 2023, the amount of the liability corresponding to the plan, including payroll charges, in recorded is "Other accounts payable" in the amount of R$4 and the total expense recognized, including payroll charges, was R$4 and the fair value of this plan in that date was R$35, including charges.

21	NET OPERATING REVENUE

	CPC 47/IFRS 15 establishes a comprehensive framework to determine when and for how much revenue should be recognized.

	Revenue

	a) Sale of goods

	Revenues from the sale of goods are recognized at their fair value when control over the products is transferred to the customer, the Company no longer has control or responsibility for the goods sold and the economic benefits generated for the Company are probable, which occurs substantially upon delivery of products to customers in stores, when the Company's performance obligation is met. Revenues are not recognized if their realization is uncertain.

	b) Revenue from services rendered

	The revenues earned are stated on a net basis and recognized in the statement of operations when it is probable that economic benefits will flow to the Company, and their amounts can be reliably measured.

		12/31/2023	12/31/2022
	Gross operating revenue
	Goods	72,535	59,510
	Services rendered and others	250	174
		72,785	59,684
	(-) Revenue deductions
	Returns and sales cancellation	(147)	(109)
	Taxes	(6,135)	(5,055)
		(6,282)	(5,164)

	Net operating revenue	66,503	54,520

22	EXPENSES BY NATURE

	Cost of sales

	Comprise the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

	Commercial agreement received from suppliers is measured based on contracts and agreements signed between the parties.

	The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising the storage costs, handling and freight incurred until good is available for sale. Transportation costs are included in the acquisition costs.

	Selling expenses

	Comprises all stores expenses, such as payroll, marketing, occupation, maintenance, and expenses with credit card companies, among others.

	Marketing expenses refer to advertising campaigns. The Company’s principal means of communication are: radio, television, newspapers, and magazines, and the amounts of its commercial agreement are recognized in the statement of operations upon realization.

	General and administrative expenses

	Corresponds to indirect expenses and the cost of corporate units, including procurement and supplies, information technology, and financial activities.

		12/31/2023	12/31/2022

	Inventory cost	(54,685)	(44,809)
	Personnel expenses	(4,137)	(3,358)
	Outsourced services	(338)	(264)
	Selling expenses	(1,093)	(875)
	Functional expenses	(1,150)	(883)
	Other expenses	(521)	(534)
		(61,924)	(50,723)

	Cost of sales	(55,682)	(45,557)
	Selling expenses	(5,411)	(4,379)
	General and administrative expenses	(831)	(787)
		(61,924)	(50,723)

23	OTHER OPERATING REVENUES (EXPENSES), NET

	Other operating revenue and expenses correspond to the effects of significant or non-recurring events during the fiscal year not classified into the definition of other items of the statement of operations.

		12/31/2023	12/31/2022

	Result with property, plant and equipment and leases	55	(34)
	Expense related to legal proceedings	(1)	(19)
	Restructuring expenses and others	(5)	(33)
	Indemnity assets	-	14
		49	(72)

24	NET FINANCIAL RESULT

	Financial revenues includes income generated by cash and cash equivalents, court deposits, and gains relating to the measurement of derivatives at fair value.

	Interest income is recorded for all financial assets measured at amortized cost, adopting the effective interest rate, which corresponds to the discount rate of payments or future cash receivables over the estimated useful life of financial instrument – or a shorter period, where applicable – to the net carrying amount of financial asset or liability.

	Financial expenses substantially include all expenses generated by net debt and cost of sales of receivables during the year, the losses relating to the measurement of derivatives at fair value, the losses with sales of financial assets, financial charges over litigations, taxes, and interest expenses over finance leases.

		12/31/2023	12/31/2022
	Financial revenues
	Cash and cash equivalents interest	123	152
	Monetary correction assets	80	187
	Revenue from anticipation of payables	42	40
	Other financial revenues	36	15
	Total financial revenues	281	394

	Financial expenses
	Cost of debt	(1,720)	(896)
	Cost and discount of receivables	(119)	(97)
	Monetary correction liabilities	(247)	(401)
	Interest on lease liabilities	(899)	(509)
	Other financial expenses	(27)	(6)
	Total financial expenses	(3,012)	(1,909)
		(2,731)	(1,515)

25	EARNINGS PER SHARE

	The Company calculates earnings per share by dividing the net income for the year, relating to each class of shares, by the total number of common shares outstanding in the year.

	Diluted earnings per share are calculated by dividing the net income attributed to holders of common shares (after adjusting for interest on preferred shares and on convertible securities, in both cases net of taxes) by the weighted average amount of common shares available during the year plus the weighted average number of common shares that would be issued upon conversion of all potential diluted common shares into common shares.

	The table below presents the determination of the net income for the year available to holders of outstanding common shares to calculate the basic earnings and diluted earnings per share in each year presented:

			12/31/2023	12/31/2022
	Net income allocated available to holders of common shares (a)		710	1,220	#REF!

	Weighted average of the number of shares		1,350	1,348
	Basic denominator (million of shares) (b)		1,350	1,348

	Weighted average of stock option		4	6	#REF!
	Diluted denominator (million of shares) (c)		1,354	1,353

	Basic earnings per million shares (R$) (a ÷ b)		0.525574	0.905322
	Diluted earnings per million shares (R$) (a ÷ c)		0.524174	0.901589

26	NON-CASH TRANSACTIONS

	The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as follows:

	Transactions		Note
	Write-off of provisions for the acquisition of points of sale against trade payables		12.2
	Acquisition of property, plant and equipment not yet paid		12.4
	Acquisition of intangible assets not yet paid		13.4
	Sale of assets held for sale that have not yet been received		27

27	ASSETS HELD FOR SALE

	Non-current assets and groups of assets are classified as held for sale if the carrying amount will be recovered through a sale transaction, rather than continued use. This condition is considered to be met only when the asset is available for immediate sale in its present condition, subject only to terms that are customary for sales of such assets and their sale is highly probable. Management must be committed to effecting the sale, and the estimated time for the sale to be completed must be within one year.

	Non-current assets classified as held for sale are measured at the lower of carrying amount and market value less cost of sale.
		12/31/2022
	Hypermarkets stores (i)	95
		95

	(i) On February 25, 2022, GPA and the Company sold 17 owned properties (11 owned by GPA and 6 properties acquired by the Company) with a total sale value of up to R$1,200, to the Brazel Properties real estate fund (“ Fund”) with the intervention and guarantee of the Company.

	The balance as of December 31, 2022, corresponded to one property owned by GPA and the sale to the Fund was completed on July 11, 2023.

SENDAS DISTRIBUIDORA S.A.

Public-Held Company

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

Fiscal Council Opinion

The Fiscal Council of Sendas Distribuidora S.A., in the exercise of its legal and statutory functions, examined the Management Report, the Financial Statements, and their respective Explanatory Notes for the year ended December 31, 2023, as well as the proposal for the allocation of the result for the year. The examination of the aforementioned documents was supplemented by information and clarifications provided to the Members of the Fiscal Council by the Independent Auditors and the Company's Management.

Based on the aforementioned work and clarifications, as well as the Report issued without modifications by the Independent Auditors, this Fiscal Council, by the unanimity of its members, concluded that the referred documents adequately reflect the financial and patrimonial situation of Sendas Distribuidora S.A., and thus opines favorably on the submission of the Management Report, the Financial Statements, and their respective Explanatory Notes for the year ended December 31, 2023, as well as the proposal for the allocation of the result for the year for deliberation by the Ordinary General Meeting of Shareholders.

São Paulo, February 21, 2024

Artemio Bertholini	Edson Carlos Fernandes	Leda Maria Deiro Hahn
President	Sitting Member	Sitting Member

SENDAS DISTRIBUIDORA S.A.

CNPJ nº 06.057.223/0001-71

SUMMARY REPORT OF THE AUDIT COMMITTEE - YEAR 2023

The purpose of this report is: (i) to present a summary of the responsibilities and activities of the Audit Committee; and (ii) to present to the Board of Directors of the Company its findings and recommendations regarding the financial statements for the fiscal year 2023.

During the 2023 Fiscal Year, the Audit Committee focused its efforts on reviewing the quarterly information and annual financial statements for 2023, including the Company's results releases. It also discussed with management and the Independent Auditors the most relevant topics, such as key audit matters and internal control systems. In addition, it monitored the Company's work on internal control and SOX matters, tax and non-tax contingencies, provisions, guarantees, internal audit, risk management, compliance, among other topics.

The Audit Committee of Sendas Distribuidora S.A., in the exercise of its duties and responsibilities as outlined in its Internal Regulations, analyzed the financial statements, accompanied by explanatory notes, the Independent Auditors' Report, and the Annual Management Report for the fiscal year ended on December 31, 2023. Considering the information provided by the Company's Management, Internal Audit, and the Independent Auditors' Report, without any reservations, they believe that the said financial statements adequately reflect, in all relevant aspects, the financial position of the Company as of December 31, 2023. Therefore, the Audit Committee believes that the Financial Statements are in a condition to be approved by the Board of Directors of Sendas Distribuidora S.A.

São Paulo, February 21, 2024.

Luiz Nelson Guedes de Carvalho Coordinator	Andiara Pedroso Petterle
Heraldo Gilberto de Oliveira	Guillermo Braunbeck

MANAGEMENT STATEMENT

By means of this instrument, the officers below of SENDAS DISTRIBUIDORA S.A., enrolled with the CNPJ/ME under No. 06.057.223/0001-71, with head offices at Avenida Ayrton Senna, No. 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro (the “Company”), state that they:

(i)	have reviewed, discussed and agreed with the Independent Registered Public Accounting Firm Report over the Company’s financial statements for the year ended December 31, 2023; and

(ii)	have reviewed, discussed and agreed with the Company’s financial statements related to the year ended December 31, 2023.

Rio de Janeiro, February 21, 2024.

Belmiro de Figueiredo Gomes

Chief Executive Officer

Daniela Sabbag Papa

Chief Financial and Administrative Officer

Gabrielle Castelo Branco Helú

Chief Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.